UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

March 9, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Ticker Symbol: GTVCF.OB

GTVCF.BE

GTVCF.F

GTVCF.Xetra

FOR IMMEDIATE RELEASE

March 9, 2004

Globetech Concludes Brazilian Acquisition

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, Frankfurt GTVCF.F and Berlin GTVCF.BE, is pleased to report that it has finalized a definitive agreement (“the Agreements”) to acquire all the issued and outstanding shares of Braz Gold LtdA, a Brazilian company which owns title to approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (‘the mineral claims”) prospective for gold and other minerals in the Vila Nova greenstone belt in Amapa State,  northern Brazil.

The principal terms of the Agreement require the Corporation to issue 2 million common shares at a deemed value of US$1.50 per share, which shares will be released over a two and one half year period. In addition, the Corporation issued to the vendors a net smelter return royalty (“NSR”) of 1% to a maximum of US$8 million. Other provisions in the Agreement include the Corporation’s requirement to fund through Braz Gold, property payments for a total of US$2,000,000 by December 05 and to make minimum exploration expenditures of US$1,750,000 to  December 2005. Upon completion of a bankable feasibility study the Vendors may compel the Corporation to repurchase the NSR for US$4 million in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share. In addition upon completion of such bankable feasibility study verifying a minimum commercial grade mineral deposit of one million ounces, the Corporation will make a payment of US$2 million to the landowners. To date the Corporation has met all its financial obligations under the terms of the original Letter of Intent between the parties including advance property payments.

The subject claims are located on the prolific Vila Nova greenstone belt, in the south-central part of Amapa State some 100 km northwest of the state capital of Macapa. The area is easily accessed by road and rail and has access to electricity as well as water from the substantial surrounding river systems. The Vila Nova greenstone belt forms part of a stable Precambrian Guinan Shield rock formation, which in the adjacent countries of Venezuela, French Guiana and Guyana, hosts world class gold deposits. The Omai gold deposit in Guyana, has a reserve of approximately 4.2 million ounces of gold. The Guinan shield has historically produced large amounts of gold, some 4.8 million ounces having been mined in the 19th century alone. In the Vila Nova greenstone belt, in similar rocks to those found in Globetech’s claim area, the Amapari gold deposit lies north of the Corporation’s claim area. The Amapari gold deposit which has a resource in excess of 2 million ounces of gold, was recently acquired by Wheaton River Minerals for $105 million. Located to the south of Globetech’s claim area lies the large open-pit and underground vein-gold working of Mineracao do Vila Nova with a multiple parallel quartz-vein deposit showing visible gold. In December 2003, the Corporation commissioned a review of the mineral resource by an independent geologist which report was recently completed. In addition to gold potential on Globetech’s claim, the independent geological review found favourable indicators for other minerals in the claim area such as diamonds and base metals.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements regarding the Corporation’s anticipation that the Mineral Claims will  prove to be economically viable on a going forward basis, and the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-872 3388

Email: info@globetechventures.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

March 9, 2004